[redacted]

14046150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	**MO**	**64116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Schulte **(816) 285-6400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1201 Walnut St., Suite 1000	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2014
REGISTRATIONS BRANCH
19

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Anthony J. Schulte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Anthony J. Schulte
Signature

Controller
Title

Amy Gill
Notary Public

AMY GILL
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: August 09, 2016
Commission Number: 12380103

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 53,001,580
Receivables from brokers, dealers, and clearing organizations	4,816,497
Income taxes receivable	470,795
Investment securities	
Short-term investments	27,984,867
Trading securities	3,049,654
Prepaids and other current assets	487,572
TOTAL CURRENT ASSETS	89,810,965
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	14,564,836
Aircraft	6,754,034
Office furniture and fixtures	527,721
Leasehold improvements	2,403,904
	24,250,495
Less accumulated depreciation and amortization	(15,570,906)
NET PROPERTY AND EQUIPMENT	8,679,589
OTHER ASSETS	2,356,683
TOTAL ASSETS	$ 100,847,237
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 6,370,892
Securities sold, not yet purchased	2,170,658
Accrued expenses and other liabilities	1,099,140
Income taxes payable	533,222
TOTAL CURRENT LIABILITIES	10,173,912
DEFERRED RENT	537,559
TOTAL LIABILITIES	10,711,471
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	91,612,021
ACCUMULATED OTHER COMPREHENSIVE LOSS	(1,477,255)
TOTAL STOCKHOLDER'S EQUITY	90,135,766
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 100,847,237

See Notes to Financial Statements

TRADEBOT SYSTEMS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5(e)(3))

Year Ended December 31, 2013